UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pointer Telocation Ltd

(Name of Issuer)

 Ordinary Shares

(Title of Class of Securities)

 M7946T104

(CUSIP Number)

 Dikla Kaftzan, 85 Medinat Hayehudim St. Herzliya, Israel +972 73 3906028

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 June 6, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7946T104	13G

Noked Equity LP

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 684,998 (*)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 684,998 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,998
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.53%
12.		TYPE OF REPORTING PERSON (see instructions) PN
	*	Based on 8,128,048 Ordinary Shares outstanding as of June 8, 2017 (as reported on Bloomberg)

CUSIP No. M7946T104	13G

Noked Opportunity L.P

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 684,998 (*)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 684,998 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,998
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.53%
12.		TYPE OF REPORTING PERSON (see instructions) PN
	*	Based on 8,128,048 Ordinary Shares outstanding as of June 8, 2017 (as reported on Bloomberg)

CUSIP No. M7946T104	13G

Noked Capital Ltd.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 684,998 (*)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 684,998 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,998
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.53%
12.		TYPE OF REPORTING PERSON (see instructions) CO
	*	Based on 8,128,048 Ordinary Shares outstanding as of June 8, 2017 (as reported on Bloomberg)

CUSIP No. M7946T104	13G

Noked Equity Investments Ltd.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 684,998 (*)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 684,998 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,998
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.53%
12.		TYPE OF REPORTING PERSON (see instructions) CO
	*	Based on 8,128,048 Ordinary Shares outstanding as of June 8, 2017 (as reported on Bloomberg)

CUSIP No. M7946T104	13G

Item 1.

(a)	Name of Issuer Pointer Telocation Ltd

(b)	Address of Issuer’s Principal Executive Offices 14 Hamelacha Street, Rosh Haayin 4809133, Israel

Item 2.

(a)(b)	Name of Persons Filing
Noked Equity LP 85 Medinat Hayehudim St. Herzliya, Israel Noked Opportunity L.P 85 Medinat Hayehudim St. Herzliya, Israel
Noked Capital Ltd. 85 Medinat Hayehudim St. Herzliya, Israel Noked Equity Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel

(c)	Place of Organization Israel

(d)	Title of Class of Securities Ordinary Shares, NIS 3.00 nominal value per share

(e)	CUSIP Number M7946T104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

Noked Capital Ltd., the general partner of Noked Opportunity LP, is held by Mr. Roy Vermus through Noked Israel (2011) Ltd. (50.68%), Mr. Shlomi Bracha through G.I.O. Investments Ltd, (36.33%) and Mr. Ariel Chilkiyahu Stern through Taga S.P Ltd (12.99%).

Noked Equity Investments Ltd., the general partner of Noked Equity LP, is controlled by Noked Capital Ltd. (63.8%) and A.Y.T . Investments Ltd (36.2%). A.Y.T . Investments Ltd is controlled by by Mr. Shay Itzhaki.

This Statement shall not be construed as an admission that any person listed above is the beneficial owner of any of the securities covered by this Statement, and each of the persons mentioned above disclaims beneficial ownership of any such securities.

CUSIP No. M7946T104	13G

(a)	See row 9 of cover page of each reporting person.

(b)	See row 11 of cover page of each reporting person

(c)

(i)	Sole power to vote or to direct the vote —

(ii)	Shared power to vote or to direct the vote 684,998

(iii)	Sole power to dispose or to direct the disposition of —

(iv)	Shared power to dispose or to direct the disposition of 684,998

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.  Identification and Classification of Members of the Group. Not applicable.

Item 9.  Notice of Dissolution of Group. Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M7946T104	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/19/2017 Date

/s/ Dikla Kaftzan
Signature

Shlomi Bracha, Managing Partner Dikla Kaftzan, Legal Counsel